UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES ACT OF 1934

For the month of July, 2004
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:
Beth Mittelman	Rob Morton	Tara Humphreys
Investor Relations	Corporate Communications	Corporate Communications
IONA	IONA	IONA
(781) 902-8033	(781) 902-8139	(353) 1-637-2146
ir@iona.com	robert.morton@iona.com	tara.humphreys@iona.com

IONA ANNOUNCES SECOND QUARTER 2004 RESULTS

DUBLIN, Ireland & WALTHAM, Mass. – July 15, 2004 — IONA® Technologies (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced second quarter revenues of $15.2 million. On a U.S. generally accepted accounting principles (GAAP) basis, IONA reported a net loss of $1.9 million or $0.05 per share.

“As we enter the second half of the year, we continue to see stability in our CORBA business and continue to strengthen our management team, partner network and developer programs. Our Artix™ pipeline is developing and feedback from customers that have deployed Artix indicates that IONA’s solution is providing real value. Given this, we remain confident in the long-term success of our product offerings,” said Chris Horn, CEO and co-founder, IONA Technologies. “In the past quarter, enterprise IT buyers have been more cautious than anticipated in their adoption of innovative technologies, including our Web services integration product Artix. Nonetheless, IONA remains a strong company that is well-positioned to help its customers derive new business value from their installed IT assets.”

“IONA continues to do what is necessary to achieve sustainable performance,” stated Dan Demmer, CFO, IONA Technologies. “Our CORBA business remains cash generative, our balance sheet is strong and our cost base is stable. Our expectation is that these assets, together with the investments made in our Artix family of products, will build enduring value for our customers, partners and shareholders.”

Looking Forward
The company expects revenue for the third quarter of 2004 to be in the range of $15-$17 million and total expenses, including both cost of revenue and operating expenses, to be in the range of $16-$17 million.

Conference Call
IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s second quarter results. Investors and other interested parties may dial into the call using the toll free number (888) 566-1195 or (210) 234-5931. The conference call will also be available via webcast on the Investor Relations section of IONA’s Web site at www.iona.com. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site or by calling (800) 262-4969 or (402) 220-9710 until July 22, 2004.

About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for enterprise IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® product family. The Artix™ product family, IONA’s new generation of integration solutions, enables existing enterprise systems to be integrated with an organization’s common infrastructure components. Customers use Artix to incorporate current IT assets into valuable new business applications through enterprise-class, standards-based connectivity.

With its partners, IONA is the only company that can deliver NOW on the promise of service-oriented integration, making it possible for customers to achieve system longevity and agility at a significantly lower cost.

IONA’s customers include Global 2000 companies in telecommunications, financial services, aerospace and manufacturing, including AT&T, Verizon, BellSouth, Deutsche Telekom, British Telecom, Hong Kong Telecom, NTT, Credit Suisse, Merrill Lynch, Winterthur Insurance, Zurich Insurance and Boeing.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance, profitability and market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the launch of IONA’s integration software; growth in market demand for Web services and integration; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; IONA’s cost reduction efforts; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. Microsoft .NET is software for connecting people, information, systems, and devices. J2EE is a trademark or registered trademark of Sun Microsystems, Inc. in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

# # #

IONA Technologies PLC
Condensed Consolidated Statement of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Product revenue	$5,918	$7,064	$13,018	$13,921
Service revenue	9,260	9,339	19,015	19,489

Total revenue	15,178	16,403	32,033	33,410

Cost of revenue:
Cost of product revenue	89	84	171	228
Cost of service revenue	3,023	3,556	6,157	7,687

Total cost of revenue	3,112	3,640	6,328	7,915

Gross profit	12,066	12,763	25,705	25,495

Operating expense:
Research and development	4,268	7,439	8,827	15,385
Sales and marketing	7,125	10,407	13,959	23,749
General and administrative	2,148	2,777	4,286	5,868
Amortization of other non-current assets	134	188	286	467
Restructuring	0	14,831	0	14,831
Write-off of assets and related costs	0	2,345	0	2,345

Total operating expenses	13,675	37,987	27,358	62,645

Loss from operations	(1,609)	(25,224)	(1,653)	(37,150)
Interest (expense) income, net	(79)	162	41	306
Net exchange (loss) gain	(19)	(118)	195	(27)

Loss before provision for income taxes	(1,707)	(25,180)	(1,417)	(36,871)
Provision for income taxes	150	250	250	450

Net loss	($1,857)	($25,430)	($1,667)	($37,321)

Net loss per ordinary share and per ADS
Basic	($0.05)	($0.77)	($0.05)	($1.13)
Diluted	($0.05)	($0.77)	($0.05)	($1.13)
Pro forma basic	($0.05)	($0.24)	($0.04)	($0.59)
Pro forma diluted	($0.05)	($0.24)	($0.04)	($0.59)

Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	34,532	33,081	34,421	33,028
Diluted	34,532	33,081	34,421	33,028
Pro forma basic	34,532	33,081	34,421	33,028
Pro forma diluted	34,532	33,081	34,421	33,028

IONA Technologies PLC
Pro Forma Statement of Operations
Impact of Pro Forma Adjustments on Pro Forma Net Loss
(U.S. dollars in thousands, except per share data)

	Three Months Ended			Three Months Ended
	June 30, 2004			June 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma

Revenue	$15,178	0	$15,178	$16,403	0	$16,403
Cost of revenue	3,112	0	3,112	3,640	0	3,640
Gross profit	12,066	0	12,066	12,763	0	12,763
Research and development	4,268	(14)	4,254	7,439	(63)	7,376
Sales and marketing	7,125	0	7,125	10,407	0	10,407
General and administrative	2,148	0	2,148	2,777	0	2,777
Amortization of other non-current assets	134	(134)	0	188	(188)	0
Restructuring	0		0	14,831	(14,831)	0
Write-off of assets and related costs	0		0	2,345	(2,345)	0

Total operating expenses	13,675	(148)	13,527	37,987	(17,427)	20,560
Loss from operations	(1,609)	148	(1,461)	(25,224)	17,427	(7,797)
Loss before provision for income taxes	(1,707)	148	(1,559)	(25,180)	17,427	(7,753)
Provision for income taxes	150	0	150	250	0	250
Net loss	($1,857)	148	($1,709)	($25,430)	17,427	($8,003)
Net loss per ordinary share and per ADS
Basic	($0.05)	$0.00	($0.05)	($0.77)	$0.53	($0.24)
Diluted	($0.05)	$0.00	($0.05)	($0.77)	$0.53	($0.24)
Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	34,532		34,532	33,081		33,081
Diluted	34,532		34,532	33,081		33,081

	Six Months Ended			Six Months Ended
	June 30, 2004			June 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma

Revenue	$32,033	0	$32,033	$33,410	0	$33,410
Cost of revenue	6,328	0	6,328	7,915	0	7,915
Gross profit	25,705	0	25,705	25,495	0	25,495
Research and development	8,827	(34)	8,793	15,385	(157)	15,228
Sales and marketing	13,959	0	13,959	23,749	0	23,749
General and administrative	4,286	0	4,286	5,868	0	5,868
Amortization of other non-current assets	286	(286)	0	467	(467)	0
Restructuring	0	0	0	14,831	(14,831)	0
Write-off of assets and related costs	0	0	0	2,345	(2,345)	0

Total operating expenses	27,358	(320)	27,038	62,645	(17,800)	44,845
Loss from operations	(1,653)	320	(1,333)	(37,150)	17,800	(19,350)
Loss before provision for income taxes	(1,417)	320	(1,097)	(36,871)	17,800	(19,071)
Provision for income taxes	250	0	250	450	0	450
Net loss	($1,667)	320	($1,347)	($37,321)	17,800	($19,521)
Net loss per ordinary share and per ADS
Basic	($0.05)	$0.01	($0.04)	($1.13)	$0.54	($0.59)
Diluted	($0.05)	$0.01	($0.04)	($1.13)	$0.54	($0.59)
Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	34,421		34,421	33,028		33,028
Diluted	34,421		34,421	33,028		33,028

(1) Adjusted to exclude: stock-based compensation of $14,000 for the three months ended June 30, 2004 and $34,000 for the six months ended June 30, 2004 and amortization of other non-current assets of $134,000 for the three months ended June 30, 2004 and $286,000 for the six months ended June 30, 2004.

(2) Adjusted to exclude: stock-based compensation of $63,000 for the three months ended June 30, 2003 and $157,000 for the six months ended June 30, 2003, amortization of other non-current assets of $188,000 for the three months ended June 30, 2003 and $467,000 for the six months ended June 30, 2003, restructuring of $14,831,000 for the three and six months ended June 30, 2003 and write-off of assets and related costs of $2,345,000 related to restructuring activities for the three and six months ended June 30, 2003.

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2004	2003 (1)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$18,391	$19,926
Restricted cash	3,495	3,745
Marketable securities	33,052	32,978
Accounts receivable, net of allowance for doubtful accounts of $1,101 at June 30, 2004 and $1,093 at December 31, 2003	11,208	23,255
Prepaid expenses and other assets	2,080	2,929

Total current assets	68,226	82,833

Property and equipment, net	5,276	6,265
Other non-current assets, net	639	940

Total assets	$74,141	$90,038

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,642	$2,483
Accrued payroll and related expenses	3,172	7,260
Other accrued liabilities	14,722	18,763
Deferred revenue	18,491	23,910

Total current liabilities	38,027	52,416

Other non-current liabilities	3,469	4,510

Shareholders’ equity:
Ordinary Shares, € 0.0025 par value, 150,000,000 shares authorized; 34,600,292 and 34,005,707 shares issued and outstanding at June 30, 2004 and December 31, 2003, respectively	96	94
Additional paid-in capital	494,424	493,260
Accumulated deficit	(461,830)	(460,163)
Deferred stock-based compensation	(45)	(79)

Total shareholders’ equity	32,645	33,112

Total liabilities and shareholders’ equity	$74,141	$90,038

(1) The December balance sheet information has been derived from the December 31, 2003 audited consolidated financial statements.

 #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: July 15, 2004	By:	/s/	Christopher J. Horn

Christopher J. Horn
Chief Executive Officer
and Director